SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                          Denbury Resources Inc.
                             (Name of Issuer)

                               Common Shares
                      (Title of Class of Securities)

                                 24791620
                              (Cusip Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            February 26, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,721,438 shares, which constitutes approximately 33.7% of the total number of shares outstanding. All ownership percentages set forth herein asume that there are 25,885,783 shares outstanding.

1.   Name of Reporting Person:

     TPG Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 7,931,048
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,931,048
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      7,931,048

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 30.6%


14. Type of Reporting Person: PN

1.   Name of Reporting Person:

     TPG Parallel I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 790,390
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 790,390
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      790,390

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 3.1%


14. Type of Reporting Person: PN

  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 29, 1995, as amended by Amendment No. 1 dated October 30, 1996, as amended by Amendment No. 2 dated January 23, 1998 (the "Schedule 13D"), relating to the Common Shares, without par value, of Denbury Resources Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

  Item 3 is hereby amended and restated in its entirety to read as follows:

Reporting Person Source of Funds               Amount of Funds

TPG              Contributions of Partners     $53,978,368.69

Parallel         Contributions of Partners     $ 5,381,637.31


Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety to read as follows:

  (a)  TPG

  The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,931,048, which constitutes approximately 30.6% of the 25,885,783 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  Parallel

  The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 790,390, which constitutes approximately 3.1% of the 25,885,783 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Common Shares.

  (b)  TPG

  Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 7,931,048 Common Shares.

  Parallel

  Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 790,390 Common Shares.

  (c) On February 26, 1998, TPG and Parallel purchased 284,998 and 28,402 shares of the Stock, respectively, pursuant to the Stock Purchase Agreement at a price of $15.96 per share.

  Except as set forth herein or in the Exhibits filed herewith, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

  (e)  Not applicable.

Item 7.     Material to be Filed as Exhibits.

  Item 7 is hereby amended and restated in its entirety to read as follows:

  Exhibit 3(i) -- Articles of Amendment to Articles of Continuance of Newscope Resources Ltd., dated December 21, 1995, (containing the Series Provisions attaching to the Convertible First Preferred Shares, Series
A).(previously filed)

  Exhibit 4.1 -- Warrant Issued to TPG Partners, L.P. (previously filed)

  Exhibit 4.2 -- Warrant Issued to TPG Parallel I, L.P. (previously filed)

  Exhibit 4.3 -- Registration Rights Agreement by and among TPG
Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd. (previously filed)

  Exhibit 4.4 -- Amendment to Registration Rights Agreement by and among Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated October 22, 1996.(previously filed)

  Exhibit 4.5 -- Amendment to Registration Rights Agreement by and among Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated January 20, 1998. (previously filed)

  Exhibit 10.1 -- Securities Purchase Agreement by and between TPG
Partners, L.P. and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted). (previously filed)

  Exhibit 10.2 -- First Amendment to Securities Purchase Agreement by and among TPG Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd., dated December 21, 1995 (Appendix intentionally omitted). (previously filed)

  Exhibit 10.3 -- Stock Purchase Agreement by and among TPG Partners,
L.P. and Denbury Resources, Inc., dated October 2, 1996.(previously filed)

  Exhibit 10.4 -- Agreement in respect of the Convertible First
Preferred Shares, Series A and the Common Shares, no par value of Denbury Resources Inc. by and among TPG Partners, L.P., TPG Parallel I, L.P. and Denbury Resources Inc. dated August 29, 1996.(previously filed)

  Exhibit 10.5  --  Stock Purchase Agreement by and among TPG Partners,
L.P. and Denbury Resources, Inc., dated January 20, 1998. (previously filed)

  Exhibit 10.6 -- Agreement in respect of the Warrants by and among Denbury Resources Inc., TPG Partners, L.P., and TPG Parallel I, L.P. dated January 20, 1998. (previously filed)

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  February 26, 1998



                           TPG PARTNERS, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                               By: /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President



                           TPG PARALLEL I, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                               By:  /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President